UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15-D16 OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: JANUARY 28, 2008
COMMISSION FILE NUMBER 001-33373
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CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
    Yes    ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
    Yes    ☐   No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes     ☐            No    ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated January 28, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive
Officer and Chief Fiancial Officer of Capital GP L.L.C.

Dated: January 28, 2008